Item 2. Code of Ethics.

                                 CODE OF ETHICS

Pursuant to the requirements of Sections 406 and 407 of the Sarbanes-Oxley Act of 2002 the CAMCO Investors Fund, (the "Fund"), hereby adopts the following Code of Ethics that applies to the Fund's principal executive, financial and account-ing officers or persons performing similar functions regardless of whether these individuals are employed by the Fund or a third party in order to prepare these written standards that are reasonably designed to deter wrongdoing and to promote:

a) Honest and ethical conduct, including the sthical handling of actual or apparent conflicts of interest between personal and professional relationships;

b) Full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the Securities & Exchange Commission and in all public communications;

c) Compliance with all applicable governmental laws, rules and regulations;

d) Prompt internal reporting of violations of the code, should any ever occur, to all principal officers of the Fund and all appropriate persons identified in the code; and

e) The principal executive officer of the Fund will be held accountable for adherence to the code as presented above.

Item 3. Audit Committee Financial Expert.
The Fund is small and has had a flawless financial record since inception five years ago. The current Fund auditor is Michael Baranowsky of Sanville & Company, whose reports and communications indicate total satisfacation with the reports he has received. This five year record, plus having a qualified inde-pendent Auditor overseeing the Fund's securities is believed to be sufficient rational to preclude the need for an Audit Committee or an Audit Committee Financial Expert to monitor future Fund finances unless the Fund should exceed 15 million in total assets.

Items 4-8. (Reserved)

Item 9. Controls and Procedures.
Dennis M Conner is a Director and the President of the Fund. He is responsible for all financial matters of the Fund including internal control procedures to produce accuracy and safety in all financial matters involving Fund operations. He is also an Officer and Director of the Investment Adviser, the Cornerstone Asset Management Corporation.
Mr. Conner is actively seeking to procure Transfer Agent and other back room accounting services from outside qualified vendors and will hold off on offering Fund shares to the public wntil these services are up and running. Auditors have reviewed the Internal Control exercised by the Fund every year since it was installed as a filing requirement by the Securities & Exchange Commission. They have always found it to be satisfactory for a small (less that 15 million dollars in total assets) fund.